Exhibit 99.1

Daqo New Energy Announces Unaudited Financial Results for the Third Quarter of 2022

Shanghai, China—October 27, 2022—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2022.

Third Quarter 2022 Financial and Operating Highlights

•	Polysilicon production volume was 33,401 MT in Q3 2022, compared to 35,326 MT in Q2 2022
•	Polysilicon sales volume was 33,126 MT in Q3 2022, compared to 37,545 MT in Q2 2022
•	Polysilicon average total production cost(1) was $6.82/kg in Q3 2022, compared to $7.26/kg in Q2 2022
•	Polysilicon average cash cost(1) was $6.06/kg in Q3 2022, compared to $6.51/kg in Q2 2022
•	Polysilicon average selling price (ASP) was $36.44/kg in Q3 2022, compared to $33.08/kg in Q2 2022
•	Revenue was $1,219.7 million in Q3 2022, compared to $1,244.1 million in Q2 2022
•	Gross profit was $978.6 million in Q3 2022, compared to $946.9 million in Q2 2022. Gross margin was 80.2% in Q3 2022, compared to 76.1% in Q2 2022
•	Net income attributable to Daqo New Energy Corp. shareholders was $323.4 million in Q3 2022, compared to $627.8 million in Q2 2022
•	Earnings per basic American Depositary Share (ADS)(3) was $4.28 in Q3 2022, compared to $8.36 in Q2 2022
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $590.4 million in Q3 2022, compared to $630.3 million in Q2 2022
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $7.81 in Q3 2022, compared to $8.39 in Q2 2022
•	EBITDA (non-GAAP)(2) was $720.0 million in Q3 2022, compared to $955.4 million in Q2 2022. EBITDA margin (non-GAAP)(2) was 59.0% in Q3 2022, compared to 76.8% in Q2 2022

	Three months ended
US$ millions except as indicated otherwise	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
Revenues	1,219.7	1,244.1	585.8
Gross profit	978.6	946.9	435.2
Gross margin	80.2%	76.1%	74.3%
Income from operations	693.0	927.6	421.7
Net income attributable to Daqo New Energy Corp. shareholders	323.4	627.8	292.3
Earnings per basic ADS(3) ($ per ADS)	4.28	8.36	3.95
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	590.4	630.3	294.7
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	7.81	8.39	3.98
EBITDA (non-GAAP)(2)	720.0	955.4	441.8
EBITDA margin (non-GAAP)(2)	59.0%	76.8%	75.4%
Polysilicon sales volume (MT)	33,126	37,545	21,183
Polysilicon average total production cost ($/kg)(1)	6.82	7.26	6.84
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	6.06	6.51	5.96

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS representing five (5) ordinary shares.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are pleased to announce that the Company continued to deliver an excellent performance in the third quarter of 2022. Revenue reached $1.22 billion for the quarter, with gross profit of $979 million, net income attributable to Daqo New Energy Corp. shareholders of $323.4 million, and adjusted net income attributable to Daqo New Energy Corp. shareholders of $590 million. Operating cash flow was $1.7 billion for the first nine months of this year. We ended the quarter with a very strong balance sheet, as our cash position combined with bank note receivables, which are redeemable for cash, reached $4.6 billion at the end of Q3, and we had no financial debt or bank loans."

We kept producing above our name plate capacity with polysilicon production of 33,401 MT despite our scheduled annual maintenance. Sales volume reached 33,126 MT, and we ended the quarter with a very low polysilicon inventory level. Driven by the rising global energy prices and the urgency to address climate change, both demand and pricing for solar PV products increased during the quarter, with particularly strong demand from markets such as China, Europe, Southeast Asia, and Brazil. As a result, market demand for polysilicon remained very strong throughout the quarter, and our ASP increased 14% in RMB terms compared to the previous quarter. With higher ASP and lower production cost, Q3 gross margin continued to improve, and reached 80% as compared to 76% in Q2 this year. In particular, after further process improvements, our mono-grade polysilicon reached 99.9% of production in September, which was record-breaking for the Company. Furthermore, Daqo remains one of the most important producers of ultra-high purity N-type polysilicon, which is positioned to become the fastest growing product segment for next year. ”

“In June, our board of directors authorized the Company to repurchase up to US$120 million worth of its issued shares on the open market. We have completed the share repurchase program and spent $119.9 million to repurchase approximately 1.88 million ADRs. We will consider another share repurchase program when Xinjiang Daqo determines its dividend plan for the fiscal year 2022, as we believe that our current ADR price is seriously undervalued and not reflective of our position as a technology and cost leader with strong profitability and operating cash flow.”

“Despite a more than 50% volume increase in polysilicon supply in the first three quarters of this year compared to the same period of last year, the profitability of polysilicon continued to improve, which was driven by stronger-than-expected solar PV demand and relatively faster capacity expansions in downstream sectors particularly in the wafer segment. According to China National Energy Administration, China installed 52.6 GW of solar PV projects in the first three quarters of 2022, a 106% increase as compared to the same period of 2021. The fourth quarter is typically a busy season for China’s solar PV market. Current polysilicon ASPs remain high at approximately $36-38/kg (VAT excluded) and the inventory of polysilicon is low across the value chain. We expect that module prices will be well supported in the range of RMB 1.85-1.95/watt, which will provide a very strong support for polysilicon ASPs.”

“Solar PV demand has been increasing significantly beyond market expectations for almost two years and we believe that it is just the beginning of a new era in which renewable energies will eventually displace fossil fuels to become the biggest source of energy for the world. Solar PV has already reached grid parity in most of the important economies in the world and this creates great value to address carbon emission, tackle climate change challenges, and further ensure energy security and sustainability. We believe we will continue to greatly benefit from this long-term trend as one of the most competitive low-cost and high-quality polysilicon providers in the world.”

Outlook and guidance

The Company expects to produce approximately 30,000MT to 32,000MT of polysilicon in the fourth quarter of 2022 and approximately 130,000MT to 132,000MT of polysilicon in the full year 2022, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Third Quarter 2022 Results

Revenues

Revenues were $1,219.7 million, compared to $1,244.1 million in the second quarter of 2022 and $585.8 million in the third quarter of 2021. The minor decrease in revenues compared to the second quarter of 2022 was due to a decrease in sales volume mitigated by an increase in ASP.

Gross profit and margin

Gross profit was $978.6 million, compared to $946.9 million in the second quarter of 2022 and $435.2 million in the third quarter of 2021. Gross margin was 80.2%, compared to 76.1% in the second quarter of 2022 and 74.3% in the third quarter of 2021. The increase in gross profit and gross margin compared to the second quarter of 2022 was primarily due to lower production costs and higher ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $280.2 million, compared to $14.4 million in the second quarter of 2022 and $11.4 million in the third quarter of 2021. SG&A expenses during the third quarter included $263.4 million in non-cash share-based compensation cost related to the Company’s 2022 share incentive plan. The Company granted 37,253,465 restricted share units (“RSUs”) to its key employees, directors and officers on August 10, 2022. Based on the closing price of $70.71 per ADS of the Company on August 10, 2022 and the vesting schedules of the RSUs, the Company recognized $263.4 million of non-cash share-based compensation expenses in the third quarter of 2022 and expects to recognize approximately $7.3 million of non-cash share-based compensation expenses every month from October 2022 until September 2025.

Research and development expenses

Research and development (R&D) expenses were $2.5 million, compared to $2.7 million in the second quarter of 2022 and $1.9 million in the third quarter of 2021. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $693.0 million, compared to $927.6 million in the second quarter of 2022 and $421.7 million in the third quarter of 2021.

Operating margin was 56.8%, compared to 74.6% in the second quarter of 2022 and 72.0% in the third quarter of 2021.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $323.4 million, compared to $627.8 million in the second quarter of 2022 and $292.3 million in the third quarter of 2021.

Earnings per basic American Depository Share (ADS) was $4.28, compared to $8.36 in the second quarter of 2022, and $3.95 in the third quarter of 2021.

Adjusted income(non GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS(non GAAP)

As a result of the aforementioned, adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $590.4 million, compared to $630.3 million in the second quarter of 2022 and $294.7 million in the third quarter of 2021.

Adjusted earnings per basic American Depository Share (ADS) was $7.81, compared to $8.39 in the second quarter of 2022, and $3.98 in the third quarter of 2021.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $720.0 million, compared to $955.4 million in the second quarter of 2022 and $441.8 million in the third quarter of 2021. EBITDA margin (non-GAAP) was 59.0%, compared to 76.8% in the second quarter of 2022 and 75.4% in the third quarter of 2021.

Financial Condition

As of September 30, 2022, the Company had $3,051.1 million in cash, cash equivalents and restricted cash, compared to $3,284.3 million as of June 30, 2022 and $660.9 million as of September 30, 2021. As of September 30, 2022, the note receivables balance was $1,571.7 million, compared to $1,269.3 million as of June 30, 2022 and $353.3 million as of September 30, 2021.

Cash Flows

For the nine months ended September 30, 2022, net cash provided by operating activities was $1,697.1 million, compared to $653.1 million in the same period of 2021. The increase was primarily due to higher revenues and gross margin.

For the nine months ended September 30, 2022, net cash used in investing activities was $605.4 million, compared to $855.8 million in the same period of 2021. The net cash used in investing activities in the first nine months of 2022 was primarily related to the capital expenditures on the Company’s 100,000 MT polysilicon project in Baotou City, Inner Mongolia, which was partially offset by $272.7 million redemption of short-term investments

For the nine months ended September 30, 2022, net cash provided by financing activities was $1,477.9 million, compared to $741.6 million in the same period of 2021. The net cash provided by financing activities in the first nine months of 2022 was primarily related to the net proceeds of $1,630.6 million from Xinjiang Daqo’s private offering in China.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA"), EBITDA margin (which represents the proportion of EBITDA in revenues), adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including to compare with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on October 27, 2022. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=imzvJKE3

A replay of the call will be available 1 hour after the conclusion of the conference call through November 3, 2022. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 9950270

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 105,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “might” and “guidance” and similar statements. Among other things, the outlook for the fourth quarter and the full year of 2022 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Nine months ended
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Revenues	$1,219,689	$1,244,086	$585,782	$3,744,098	$1,283,245
Cost of revenues	(241,073)	(297,220)	(150,583)	(1,005,060)	(425,866)
Gross profit	978,616	946,866	435,199	2,739,038	857,379
Operating expenses
Selling, general and administrative expenses	(280,182)	(14,430)	(11,353)	(310,095)	(29,654)
Research and development expenses	(2,513)	(2,711)	(1,927)	(7,303)	(5,226)
Other operating (expense) / income	(2,879)	(2,143)	(203)	(4,084)	825
Total operating expenses	(285,574)	(19,284)	(13,483)	(321,482)	(34,055)
Income from operations	693,042	927,582	421,716	2,417,556	823,324
Interest income(expense), net	7,589	(3,677)	(4,506)	2,443	(18,479)
Investments income	393	34	695	1,922	695
Income before income taxes	701,024	923,939	417,905	2,421,921	805,540
Income tax expense	(155,204)	(143,460)	(62,137)	(428,572)	(119,707)
Net income	545,820	780,479	355,768	1,993,349	685,833
Net income attributable to non-controlling interest	222,411	152,662	63,439	506,282	78,185
Net income attributable to Daqo New Energy Corp. shareholders	$323,409	$627,817	$292,329	$1,487,067	$607,648

Earnings per ADS
Basic	4.28	8.36	3.95	19.79	8.25
Diluted	4.18	8.18	3.81	19.41	7.92
Weighted average ADS outstanding
Basic	75,588,043	75,119,100	74,045,141	75,140,603	73,697,802
Diluted	76,656,286	76,756,442	76,681,604	76,040,846	76,744,977

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	3,051,119	3,284,251	660,913
Short-term investments	31,733	11,392	414,201
Notes receivable	1,571,654	1,269,314	353,299
Inventories	73,265	52,264	46,231
Other current assets	12,789	39,533	34,153
Total current assets	4,740,560	4,656,754	1,508,797
Property, plant and equipment, net	2,040,221	1,763,632	1,442,505
Prepaid land use right	77,554	38,196	36,882
Other non-current assets	47,888	25,549	1,718
TOTAL ASSETS	6,906,223	6,484,131	2,989,902

LIABILITIES:
Current liabilities:
Accounts payable and notes payable	107,724	115,337	22,226
Advances from customers-short term portion	420,067	375,410	179,986
Payables for purchases of property, plant and equipment	94,956	94,113	81,892
Other current liabilities	287,030	250,805	144,701
Total current liabilities	909,777	835,665	428,805
Advance from customers – long term portion	73,196	95,647	90,247
Other non-current liabilities	51,331	42,850	24,408
TOTAL LIABILITIES	1,034,304	974,162	543,460

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,285,877	4,050,213	1,990,298
Non-controlling interest	1,586,042	1,459,756	456,144
Total equity	5,871,919	5,509,969	2,446,442
TOTAL LIABILITIES & EQUITY	6,906,223	6,484,131	2,989,902

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended September 30,
	2022	2021
Operating activities:
Net income	1,993,349	685,833
Adjustments to reconcile net income to net cash provided by operating activities	370,242	65,263
Changes in operating assets and liabilities	(666,514)	(98,027)
Net cash provided by operating activities	1,697,077	653,069

Investing activities:
Net cash used in investing activities	(605,362)	(855,788)

Financing activities:
Net cash provided by financing activities	1,477,866	741,639

Non-cash transactions
Effect of exchange rate changes	(242,428)	3,589
Net increase in cash, cash equivalents and restricted cash	2,327,153	542,509
Cash, cash equivalents and restricted cash at the beginning of the period	723,966	118,404
Cash, cash equivalents and restricted cash at the end of the period	3,051,119	660,913

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Nine months Ended
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Net income	545,820	780,479	355,768	1,993,349	685,833
Income tax expense	155,204	143,460	62,137	428,572	119,707
Interest income(expense), net	(7,589)	3,677	4,506	(2,443)	18,479
Depreciation & Amortization	26,608	27,765	19,391	82,732	57,626
EBITDA (non-GAAP)	720,043	955,381	441,802	2,502,210	881,645
EBITDA margin (non-GAAP)	59.0%	76.8%	75.4%	66.8%	68.7%

	Three months Ended			Nine months Ended
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Net income attributable to Daqo New Energy Corp. shareholders	323,409	627,817	292,329	1,487,067	607,648
Share-based compensation	266,962	2,512	2,359	270,346	7,718
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	590,371	630,329	294,688	1,757,413	615,366
Adjusted earnings per basic ADS* (non-GAAP)	7.81	8.39	3.98	23.39	8.35
Adjusted earnings per diluted ADS* (non-GAAP)	7.70	8.21	3.84	23.11	8.02

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@Christensenir.com